Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

As of March 1, 2025, AmeriServ Financial, Inc. (the “Corporation”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, $0.01 par value per share (the “Common Stock”). The following summarizes the provisions of the Common Stock under the articles of incorporation and bylaws of the Corporation and under the provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”). The summary should be read in conjunction to the complete text of the articles of incorporation and bylaws and the PBCL.

Authorized Shares of Capital Stock

The authorized capital stock consists of 30,000,000 shares of Common Stock and 2,000,000 shares of preferred stock. No shares of preferred stock were issued and outstanding as of March 1, 2025.

Common Stock

Voting Rights

Holders of Common Stock do not have cumulative voting rights in the election of directors. Instead, holders of Common Stock are entitled to one vote for every share having voting power on all matters submitted for action by the shareholders. The rights of holders of Common Stock will be subject to any rights and preferences pertaining to any class of preferred stock or any series thereof to the extent set forth in any resolution of the Corporation’s board of directors (the “Board of Directors”) fixing the terms thereof.

Dividends and Distributions

Holders of Common Stock are entitled to receive dividends ratably if, as and when dividends are declared from time to time by the Board of Directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any.

Ranking

Upon liquidation, dissolution or winding up, the holders of Common Stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and accumulated and unpaid dividends and liquidation preferences on outstanding preferred stock, if any.

No Conversion Rights; No Preemptive Rights; No Redemption

Holders of Common Stock have no preemptive or conversion rights and are not subject to further calls or assessment by the Corporation. There are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which the Board of Directors may designate and issue in the future without further shareholder approval.

Stock Exchange Listing

The Common Stock is listed on the Nasdaq Global Market under the symbol, “ASRV.”

Fully Paid and Nonassessable

Outstanding shares of Common Stock are validly issued, fully-paid and nonassessable.

Preferred Stock

The Corporation’s articles of incorporation authorize the Board of Directors to fix by resolution the voting rights, designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and other special or relative rights of the preferred stock and any series thereof. The Board of Directors has full authority to issue authorized preferred stock from time to time in one or more series, without further shareholder approval.

Anti-Takeover Provisions

Certain provisions of the Corporation’s articles of incorporation, bylaws and the PBCL may have the effect of delaying, deferring, or preventing a change in control of the Corporation:

Pennsylvania Anti-Takeover Provisions

Certain anti-takeover provisions of the PBCL apply to Pennsylvania registered corporations (e.g., publicly traded companies) including those relating to (1) control share acquisitions, (2) disgorgement of profits by certain controlling persons, (3) business combination transactions with interested shareholders, and (4) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows corporations to opt-out of these anti-takeover sections under certain circumstances, but the Corporation has not opted out of any of these anti-takeover provisions. A general summary of these applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. Pennsylvania law regarding control share acquisitions relates to the act of acquiring for the first time voting power over voting shares (other than (i) shares owned continuously by the same natural person since January 1, 1988, (ii) shares beneficially owned by any natural person or trust, estate, foundation or similar entity to the extent such shares were acquired solely by gift, inheritance, bequest, device or other testamentary distribution, directly or indirectly, from a natural person who beneficially owned the shares prior to January 1, 1988 or (iii) shares acquired pursuant to a stock split, stock dividend or similar distribution with respect to shares that have been beneficially owned continuously since their issuance by the Corporation by the shareholder that acquired them from the Corporation or that were acquired from such shareholder pursuant to (ii) above) equal to: (a) at least 20% but less than 33 1/3%; (b) at least 33 1/3% but less than 50%; or (c) 50% or more of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the triggering threshold, plus shares purchased at any time with the intention of acquiring such voting power or shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, as described below, or until they have been transferred to a person who is not an affiliate of the transferor and does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the question of the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. As an alternative, a person submitting a bona fide written offer to make a control share acquisition may request prospective approval by the shareholders of the exercise of the voting rights of the shares proposed to be acquired, provided that the control share acquisition is consummated within 90 days after shareholder approval is obtained. Two shareholder votes are required to approve the restoration of voting rights. First, the approval of a majority of all voting power must be obtained. Second, the approval of a majority of all disinterested shareholders must be obtained.

For a period of 24 months after the later of (a) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (b) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average of the high and low public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Pennsylvania law regarding disgorgement of profits by certain controlling persons applies in the event that (a) any person or group directly or indirectly publicly discloses or causes to be disclosed that the person or group may seek to acquire control of the corporation, or (b) a person or group acquires, offers to acquire or directly or indirectly publicly discloses or causes to be disclosed an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period after or within 24 months prior to becoming a controlling person.

Business Combination Transactions with Interested Shareholders. Pennsylvania law regarding business combination transactions with interested shareholders provides that a person who acquires the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors or an affiliate or associate of the corporation who at any time within the prior five years was the beneficial owner, directly or indirectly, of 20% of the voting shares of the corporation is an “interested shareholder.” A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

●	the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the Board of Directors prior to such stock acquisition;
●	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or
●	the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding votes of shares held by the interested shareholders or their affiliates, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (a) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (b) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Full Value for their Stock Following Control Transaction. Under Pennsylvania law, a control transaction is an acquisition by a person or group of the voting power over at least 20% of the voting shares of the corporation. Subject to exceptions, if a Pennsylvania registered corporation is subject to a control transaction, the controlling person or group must provide prompt notice of the transaction to the court and each shareholder of record holding voting shares. Any holder of voting shares may make a written demand on the controlling person or group for payment in cash of the fair value of each voting share at the date on which the control transaction occurs. The minimum value that a shareholder can receive is the highest price paid per share by the controlling person or group within the 90-day period ending on and including the date of the control transaction. If any shareholder believes the fair value of her shares is higher than the price offered by the controlling person or group, the shareholder may file a petition with the court seeking appraisal of the shares.

Blank Check Preferred Stock

The articles of incorporation provide for the issuance of preferred stock having terms established by the Board of Directors without shareholder approval.

Staggered Board of Directors

The articles of incorporation provide for the classification of the Board of Directors into three classes with each class serving a staggered three-year term. As a result of this classification, only one third of the entire Board of Directors stands for election in any one year and a minimum of two annual meetings would be required to elect a majority of the Board of Directors.

Director Elections

Generally, each person who is nominated to stand for election as director, whether such nomination is proposed by the Corporation or a shareholder, shall, as a condition to such nomination, tender an irrevocable resignation in advance of the meeting for the election of directors. Such resignation will be effective if, pursuant to the bylaws, (i) the person does not receive a majority of the votes cast at the next meeting of shareholders held for the election of directors that is not a contested meeting of shareholders, and (ii) the Board of Directors accepts the resignation. For purpose of the bylaws, a contested meeting of shareholders is any meeting of shareholders for which (i) the Secretary of the Corporation receives from a shareholder an advance notice indicating that such shareholder intends to propose at least one candidate for election as a director at a meeting of shareholders which notice is in compliance with the advance notice requirements for shareholder nominees for director set forth in the bylaws and (ii) such notice of nomination has not been withdrawn by such shareholder on or before the tenth (10th) calendar day before the Corporation files its definitive proxy statement for such meeting with the SEC (regardless of whether or not such proxy statement is thereafter revised or supplemented).

If, at an uncontested meeting of shareholders, any nominee for election to the Board of Directors receives a plurality of the votes cast, but does not receive a majority of the votes cast, the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors on whether to accept the director’s resignation or whether other action should be taken. The Nominating and Corporate Governance Committee in making its recommendation, and the Board of Directors in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director not receiving a majority of the votes cast will not participate in the Committee’s recommendation or the Board of Directors’ decision regarding the tendered resignation. The independent members of the Board of Directors will consider the Nominating and Corporate Governance Committee’s recommendation and publicly disclose (by means of a press release, a filing with the SEC or other broadly disseminated means of communication) the Board of Directors’ decision and the basis for that decision within ninety (90) calendar days from the date of the certification of the final election results. If less than two members of the Nominating and Corporate Governance Committee are elected at a meeting for the election of directors, the independent members of the Board of Directors who were elected shall consider and act upon the tendered resignation. If a director’s resignation is not accepted by the Board of Directors, such director will continue to serve until the next annual meeting and until a successor is duly elected, or the earlier of resignation or removal. If a director’s resignation is accepted by the Board, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of the bylaws or may decrease the size of the Board pursuant to the bylaws. For purposes of the bylaws, a majority of the votes cast means that the number of shares voted “for” must exceed the number of shares voted “against” with respect to that director’s election. For the avoidance of doubt, votes cast shall not include abstentions.

Calling of Special Meetings of Shareholders

Pursuant to the bylaws, special meetings of shareholders may only be called by the Non-Executive Chairperson of the Board of Directors, by the Non-Executive Vice Chairperson of the Board of Directors, by a majority of the Board of Directors, by the Chief Executive Officer of the Corporation, or by the President of the Corporation.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

The bylaws provide that notice of any proposal by a shareholder which the shareholder desires to submit to a vote at an annual meeting, including any director nominations, must be made by notice in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to any annual meeting of shareholders. The bylaws also specify requirements as to the contents of the shareholder’s notice or nomination. If notice is not provided in accordance with these provisions, a shareholder’s proposal will not appear on the meeting agenda.

Removal of Directors

Under the articles of incorporation, any director can be removed from office by a shareholder vote at any time, without assigning any cause,  but only if the holders of not less than two-thirds of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote at an annual election of directors voting together as a single class, shall vote in favor of such removal.

Proxy Access

Pursuant to the bylaws, any eligible shareholder, or group of no more than twenty (20) eligible shareholders, that complies with certain existing informational disclosure requirements in the bylaws, to include a director nominee in the Corporation’s proxy statement for its annual meeting. Such informational disclosure requirements include, but are not limited to, the name and address of the shareholder or beneficial owner, if any, who intends to make the nomination, the number of shares of each class and series of the Corporation which are owned of record and beneficially by such shareholder and such beneficial owner, a representation that there are (and will be) no undisclosed arrangements and understandings between the nominating shareholder, any beneficial owner and any other person(s) pursuant to which the nomination is being made, the name and address of the person(s) being nominated, a description of any agreements, arrangements or understandings (including derivative securities) entered into by such shareholder or on behalf of such shareholder or any of its affiliates or associates, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price, exchanges for, or increase or decrease the voting power of such shareholder or any of its affiliates or associates with respect to shares of the Corporation, and certain other agreements and interests of the shareholder.

Pursuant to the bylaws, requests to include shareholder-nominated candidates in the Corporation’s proxy materials must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the one hundred twentieth (120th) calendar day, nor earlier than the close of business on the one hundred fiftieth (150th) calendar day prior to the first anniversary of the date the Corporation’s proxy statement was released to shareholders in connection with the annual meeting of shareholders in the immediately preceding year, subject to certain limited exceptions, consistent with the Corporation’s existing policies with respect to shareholder nominations of directors.

In addition to satisfying the requirements set forth in the bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Corporation’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act.

Amendments to Articles of Incorporation

Under the PBCL, an amendment to the articles of incorporation requires, except in limited cases where a greater vote may be required, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class. The PBCL also provides that our shareholders are not entitled by statute to propose amendments to the articles of incorporation.

Amendments to Bylaws

The bylaws provide that our bylaws may be amended or repealed, in whole or in part, by the affirmative vote of a majority of the Board of Directors at any regular or special meeting of the Board of Directors. The PBCL provides that the ability of the Board of Directors to adopt, amend or repeal the bylaws is subject to the power of shareholders to change such action. The PBCL also provides that the Board of Directors does not have the authority to adopt or change a bylaw on specified subjects, including, but not limited to, authorized capital, the personal liability of directors, various matters relating to the Board of Directors, and matters relating to the voting rights of shareholders.